Exhibit 12.1
NATIONAL STORAGE AFFILIATES TRUST
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	NSA				Combined(1)
	2017	2016	2015	2014	2013
Earnings:
Income (loss) before taxes	$47,157	$25,234	$4,983	$(16,357)	$(11,734)
Equity in losses of unconsolidated real estate venture	2,339	1,484	—	—	—
Distributed income of equity investees	5,093	730	—	—	—
Fixed charges	34,468	24,471	21,121	23,044	19,605
Total Earnings	$89,057	$51,919	$26,104	$6,687	$7,871

Fixed charges:
Interest expense	$34,068	$24,109	$20,779	$23,033	$19,605
Estimate of interest within rental expense	400	362	342	11	—
Total fixed charges	34,468	24,471	21,121	23,044	19,605

Distributions to preferred shareholders(2)	2,300	—	—	—	—
Total combined fixed charges and preferred distributions(2)	$36,768	$24,471	$21,121	$23,044	$19,605

Ratio of earnings to fixed charges	2.58	2.12	1.24	*	*
Ratio of earnings to fixed charges and preferred share distributions(2)	2.42	2.12	1.24	*	*

* Earnings were insufficient to cover fixed charges by $16.4 million and $11.7 million for the fiscal years ended December 31, 2014 and 2013, respectively.
(1) Combined in the table above for the year ended December 31, 2013 are the historical results for the three months ended March 31, 2013 for the combined subsidiaries of SecurCare Self Storage, Inc. (our "Predecessor") and the Company's historical results for the nine months ended December 31, 2013. Earnings were insufficient to cover fixed charges by $10.5 million for the Company's historical results for the nine months ended December 31, 2013 and $1.2 million for our predecessor's historical results for the three months ended March 31, 2013.

(2) The Company had no preferred shares outstanding for the years ended December 31, 2016, 2015, 2014 and 2013.